恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964

05012691

Our Ref.: HASE/TL/HI/04428

10th November, 2005

SEC MAIL PROCESSING
RECEIVED
NOV 18 2005
WASH, D.C. 185 SECTION

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Joint Announcement
– Proposed privatisation of the Company by Henderson Land Development Company Limited ("HLD") by way of a scheme of arrangement (the "Proposed Privatisation")

We enclose for your information a copy of the Company's announcement on 9th November, 2005 in relation to the Proposed Privatisation involving possible discloseable transaction and connected transaction of HLD, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

NOV 23

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.: HASE/TL/HL/04428

10th November, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Joint Announcement
– Proposed privatisation of Henderson Investment Limited by the Company by way of a scheme of arrangement (the "Proposed Privatisation")

We enclose for your information a copy of the Company's announcement on 9th November, 2005 in relation to the Proposed Privatisation involving possible discloseable transaction and connected transaction of the Company, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0012)

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0097)

JOINT ANNOUNCEMENT

(1) PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

(2) POSSIBLE DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION FOR HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(3) RESUMPTION OF TRADING IN SHARES OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED AND HENDERSON INVESTMENT LIMITED AND THE 1% GUARANTEED CONVERTIBLE NOTES DUE 2006 ISSUED BY HENSON INTERNATIONAL FINANCE LIMITED AND GUARANTEED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Credit Suisse First Boston (Hong Kong) Limited

Scheme of Arrangement

The respective boards of directors of HLD and HIL jointly announce that on 8 November 2005, HLD requested the HIL Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. HLD is the controlling shareholder of HIL and indirectly holds through a number of wholly-owned subsidiaries 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL as at the Announcement Date.

Under the Proposal, the Scheme Shares will be cancelled and, in consideration thereof, the Scheme Shareholders will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.6 Scheme Shares .... 1 HLD Share.

The Cancellation Consideration values each HIL Share at approximately HK$13.23 (on the basis of the closing price of HK$34.40 per HLD Share on 4 November 2005, being the trading day immediately prior to the suspension of trading in the HLD Shares pending the issue of this announcement).

Such value represents a premium of approximately 63.13% over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

The premium represented by the Cancellation Consideration, which are calculated by reference to the ratio between the average closing price of HLD Shares and the average closing price of HIL Shares on 4 November 2005 and in various historical periods are as follows:

			Previous period up to 4 November 2005				
		4 November 2005	10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of HLD Shares (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of HIL Shares (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B)	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.6 - 1	24.2%	24.5%	29.3%	32.5%	32.9%	31.3%

The Proposal will be implemented by way of the Scheme. The listing of the HIL Shares on the Stock Exchange will be withdrawn following the effective date of the Scheme upon which HIL will become an indirect wholly-owned subsidiary of HLD. The Proposal is conditional upon the fulfillment or waiver, as applicable, of the conditions described in the section headed "Conditions of the Proposal" below. All of the conditions will have to be fulfilled or waived, as applicable, on or before 30 June 2006 (or such later date as HLD and HIL may agree or, to the extent applicable, as the High Court may direct), failing which the Scheme will lapse.

As at the Announcement Date, there were no options, warrants or convertible securities in respect of the HIL Shares held by HLD or parties acting in concert with it or outstanding derivatives in respect of the HIL Shares entered into by HLD or parties acting in concert with it. As at the Announcement Date, there were 2,817,327,395 HIL Shares in issue and the Scheme Shareholders were interested in 747,083,536 HIL Shares, representing approximately 26.52% of the issued share capital of HIL. Apart from the HIL Shares, HIL does not have any warrants, options, derivatives, convertible securities or other securities in issue.

As at the Announcement Date, apart from the HLD Convertible Notes, HLD does not have any outstanding options, warrants or convertible securities. As at the Announcement Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed and HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 remained outstanding and no HLD Convertible Notes had been converted into HLD Shares.

Any issue of new HLD Shares as Cancellation Consideration to the Connected Scheme Shareholders under the Scheme will constitute a connected transaction of HLD under the Listing Rules which requires approval by independent shareholders of HLD. In order that the Connected Scheme Shareholders may receive their Cancellation Consideration without involving any issue of new HLD Shares to them, the Share Transfer Arrangement will be put in place. Under the Share Transfer Arrangement, HLD will procure Henderson Development to transfer to the Connected Scheme Shareholders out of its holdings such number of HLD Shares as may be required pursuant to the Scheme in return for HLD paying Henderson Development an amount equal to the value of the Cancellation Consideration to which the Connected Scheme Shareholders are entitled. The amount of the value of such Cancellation Consideration will be based on the closing price of HLD Shares on the trading day immediately before the date on which HLD Shares are issued and transferred to the Scheme Shareholders as Cancellation Consideration under the Scheme together with any stamp duty payable in connection with such transfer.

Under the Proposal, up to a total of approximately 268,495,181 new HLD Shares will be allotted and issued and up to a total of approximately 18,844,640 HLD Shares will be transferred by Henderson Development to the Connected Scheme Shareholders pursuant to the Share Transfer Arrangement. The issue of 268,495,181 new HLD Shares represents approximately 14.80% of the existing issued share capital of HLD, or approximately 12.89% of the enlarged issued share capital of HLD upon the issue of new HLD Shares to satisfy the Cancellation Consideration (other than satisfaction of the Cancellation Consideration of the Connected Scheme Shareholders which will be satisfied under the Share Transfer Arrangement), but before taking into account any issue of HLD Shares to the holders of HLD Convertible Notes upon conversion of the outstanding HLD Convertible Notes.

Listing Rules Implications on HLD

The Proposal, if made, constitutes a possible discloseable transaction for HLD, which is subject to the reporting, announcement and circular requirements of the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, HLD is required to send a discloseable transaction circular to the HLD Shareholders within 21 days after publication of this announcement. An application will be made to the Stock Exchange for an extension of time for the despatch of the discloseable transaction circular in order that such circular and the scheme document of HIL could be despatched on the same day.

The Share Transfer Arrangement will constitute a connected transaction of HLD. HLD shall comply with any disclosure and other requirements applicable under the Listing Rules in relation to such connected transactions.

Despatch of Scheme Document

A scheme document of HIL containing, among other things, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Ordinance, recommendations from the independent board committee of HIL with respect to the Proposal and the Scheme and the advice of an independent financial adviser to the independent board committee of HIL, a notice of the Court Meeting and a notice of an extraordinary general meeting of HIL, together with proxy forms in relation thereto, will be despatched to the HIL Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code and the directions of the High Court.

Suspension and Resumption of Trading

At the request of HIL, trading in the HIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 7 November 2005 pending the issue of this announcement. Application has been made by HIL to the Stock Exchange for the resumption of trading in the HIL Shares on the Stock Exchange with effect from 9:30 a.m. on 10 November 2005.

At the request of HLD, trading in the HLD Shares and the HLD Convertible Notes on the Stock Exchange was suspended from 9:30 a.m. on 7 November 2005 pending the issue of this announcement. Application has been made by HLD to the Stock Exchange for the resumption of trading in the HLD Shares and the HLD Convertible Notes on the Stock Exchange with effect from 9:30 a.m. on 10 November 2005.

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the making of the Proposal and the implementation of the Proposal and the Scheme are subject to fulfillment or waiver, as the case may be, of the conditions set out below. Thus the Proposal and the Scheme may or may not become effective. They should therefore exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes.

INTRODUCTION

On 8 November 2005, HLD requested the HIL Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. HLD is the controlling shareholder of HIL, holding through a number of indirect wholly-owned subsidiaries 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL as at the Announcement Date.

TERMS OF THE PROPOSAL

The Proposal, if made, will provide that all the Scheme Shares be cancelled and, in consideration thereof, the Scheme Shareholders will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.6 Scheme Shares .... 1 HLD Share.

Under the Scheme, the Cancellation Consideration will be satisfied by HLD.

The Cancellation Consideration values each HIL Share at approximately HK$13.23 (on the basis of the closing price of HK$34.40 per HLD Share on 4 November 2005, being the trading day immediately prior to the suspension of trading in the HLD Shares pending the issue of this announcement).

Such value represents a premium of approximately 63.13% over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

The premium represented by the Cancellation Consideration, which are calculated by reference to the ratio between the average closing price of HLD Shares and the average closing price of HIL Shares on 4 November 2005 and in various historical periods are as follows:

			Previous period up to 4 November 2005				
		4 November 2005	10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of HLD Shares (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of HIL Shares (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B)	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.6 - 1	24.2%	24.5%	29.3%	32.5%	32.9%	31.3%

The number of HLD Shares to be issued or transferred to each Scheme Shareholder under the Proposal will be rounded down to the nearest figure. Cancellation Consideration in the form of fractions of HLD Shares will not be issued or transferred to the Scheme Shareholders.

The 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL, currently held by indirect wholly-owned subsidiaries of HLD will not form part of the Scheme Shares and will not be cancelled under the Proposal. Thus neither HLD nor any of its wholly-owned subsidiaries will be entitled to receive the Cancellation Consideration.

As at the Announcement Date, there were no options, warrants or convertible securities in respect of the HIL Shares held by HLD or parties acting in concert with it or outstanding derivatives in respect of the HIL Shares entered into by HLD or parties acting in concert with it. As at the Announcement Date, there were 2,817,327,395 HIL Shares in issue and the Scheme Shareholders were interested in 747,083,536 HIL Shares, representing approximately 26.52% of the issued share capital of HIL. Apart from the HIL Shares, HIL does not have any warrants, options, derivatives, convertible securities or other securities in issue.

As at the Announcement Date, apart from the HLD Convertible Notes, HLD does not have any outstanding options, warrants or convertible securities. As at the Announcement Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed and HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 remained outstanding and no HLD Convertible Notes had been converted into HLD Shares.

Any issue of HLD Shares as Cancellation Consideration to the Connected Scheme Shareholders under the Scheme will constitute a connected transaction of HLD under the Listing Rules which requires approval by independent shareholders of HLD. In order that the Connected Scheme Shareholders may receive their Cancellation Consideration without involving any issue of new HLD Shares to them, the Share Transfer Arrangement will be put in place. Under the Share Transfer Arrangement, HLD will procure Henderson Development to transfer to the Connected Scheme Shareholders out of its holdings such number of HLD Shares as may be required pursuant to the Scheme in return for HLD paying Henderson Development an amount equal to the value of the Cancellation Consideration to which the Connected Scheme Shareholders are entitled. The amount of the value of such Cancellation Consideration will be based on the closing price of HLD Shares on the trading day immediately before the date on which HLD Shares are issued and transferred to the Scheme Shareholders as Cancellation Consideration under the Scheme together with any stamp duty payable in connection with such transfer.

Under the Proposal, up to a total of approximately 268,495,181 new HLD Shares will be allotted and issued under the Proposal and up to a total of approximately 18,844,640 HLD Shares will be transferred by Henderson Development to the Connected Scheme Shareholders pursuant to the Share Transfer Arrangement. The issue of 268,495,181 new HLD Shares represents approximately 14.80% of the existing issued share capital of HLD, or approximately 12.89% of the enlarged issued share capital of HLD upon the issue of new HLD Shares to satisfy the Cancellation Consideration (other than the Cancellation Consideration of the Connected Scheme Shareholders which will be satisfied under the Share Transfer Arrangement), but before taking into account any issue of HLD Shares to the holders of HLD Convertible Notes upon conversion of the outstanding HLD Convertible Notes.

The new HLD Shares to be issued pursuant to the Proposal will be issued and credited as fully paid up, ranking *pari passu* with the existing HLD Shares at the date of issue, and are expected to be allotted and issued under the general mandate granted to the HLD Directors at the annual general meeting of HLD held on 6 December 2004. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued in satisfaction of the Cancellation Consideration. As it is anticipated that the Proposal will be effective after 5 December 2005, which is the record date for determining entitlements to the final dividend of each of HLD and HIL for the year ended 30 June 2005, Scheme Shareholders receiving the HLD Shares under the Proposal will not be entitled to the final dividend of HK$0.60 per HLD Share, and will (if their names appear on the register of members of HIL on 5 December 2005) be entitled to the final dividend of HK$0.15 per HIL Share.

The Cancellation Consideration has been determined on a commercial basis after taking into account of the above and with reference to other privatisation transactions in Hong Kong in recent years. CSFB, the financial adviser to HLD, is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the Share Transfer Arrangement.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HIL and all Scheme Shareholders, subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme (by way of a poll) by a majority in number of the HIL Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either in person or by proxy by the HIL Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the HIL Independent Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the HIL Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the authorised and issued share capital of HIL) by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL;

(c) the sanction of the Scheme (with or without modifications) and confirmation of the reduction of the share capital of HIL involved in the Scheme by the High Court;

(d) an office copy of the order of the High Court, together with a minute containing the particulars required by Section 61 of the Companies Ordinance, being registered by the Registrar of Companies in Hong Kong;

(e) the granting by the Stock Exchange of the listing of, and permission to deal in, the new HLD Shares which will fall to be issued pursuant to the Proposal;

(f) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the relevant authorities in Hong Kong or any other relevant jurisdictions;

(g) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any relevant authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in the relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h) all necessary consents which may be required under any existing contractual obligations of HIL being obtained; and

(i) if required, the obtaining by HLD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any third parties which are necessary or desirable for the implementation of the Proposal under the applicable laws and regulations.

HLD reserves the right to waive conditions (f), (g), (h) and (i), either in whole or in part, and whether generally or in respect of any particular matter. Conditions (a) to (e) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30 June 2006 (or such later date as HLD and HIL may agree or, to the extent applicable, as the High Court may direct), failing which the Proposal will lapse.

HLD has indicated that if the Proposal is approved at the Court Meeting, it will procure the voting of the HLD Group's beneficial interests in HIL in favour of the special resolution to be proposed at the extraordinary general meeting of HIL to be convened following the Court Meeting to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the share capital of HIL).

Warning:

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the making of the Proposal and the implementation of the Proposal and the Scheme are subject to fulfillment or waiver, as the case may be, of the conditions set out above. Thus the Proposal and the Scheme may or may not become effective. They should therefore exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes.

SHAREHOLDING STRUCTURES OF HIL AND HLD

HIL

The table below sets out the shareholding structure of HIL as at the Announcement Date and immediately upon completion of the Proposal:

HIL Shareholders	As at the Announcement Date Number of HIL Shares	%	Upon completion of the Proposal *(note 2)* Number of HIL Shares	%
HLD and its wholly-owned subsidiaries	2,070,243,859	73.48	2,817,327,395	100.00
Other HIL Shareholders who are not HIL Independent Shareholders *(Note 1)*	57,127,064	2.03	—	—
HIL Independent Shareholders	689,956,472	24.49 *(note 3)*	—	—
Total	2,817,327,395	100.00	2,817,327,395	100.00

Notes:

1. Holders of those HIL Shares are or are presumed to be acting in concert with HLD under the Takeovers Code. They include Dr. Lee Shau Kee and Fu Sang who are interested in 34,779,936 and 5,615,148 HIL Shares respectively and certain directors of HLD and their associates and CSFB.

2. Under the Scheme, the share capital of HIL will, on the effective date of the Scheme, be reduced by cancelling and extinguishing the Scheme Shares. Forthwith upon such reduction, the share capital of HIL will be increased to its former amount by the issue of the same number of HIL Shares as is equal to the Scheme Shares cancelled and the credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares issued, credited as fully paid, to HLD's wholly-owned subsidiaries or as HLD may direct.

3. Notwithstanding that the HIL Independent Shareholders in aggregate hold 24.49% of the issued share capital of HIL as at the Announcement Date, there is sufficient public float for the purposes of the Listing Rules because Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets Limited, Thommen Limited and CSFB (all being parties presumed to be acting in concert with HLD) are not connected persons of HLD for the purposes of Rule 8.24 of the Listing Rules, therefore such other HIL Shareholders who are not HIL Independent Shareholders are regarded as members of the public under the Listing Rules.

Following the effective date of the Scheme and the withdrawal of listing of the HIL Shares on the Stock Exchange, HIL will become an indirect wholly-owned subsidiary of HLD.

HLD

The table below sets out the shareholding structure of HLD as at the Announcement Date and immediately upon completion of the Proposal:

HLD Shareholders	As at the Announcement Date Number of HLD Shares	%	Upon completion of the Proposal Number of HLD Shares	%
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,098,298,560 *(Note)*	52.72
Dr. Lee Shau Kee	—	—	13,376,898	0.65
Fu Sang	192,500	0.01	2,352,172	0.11
Hong Kong and China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.20
HIL Independent Shareholders	—	—	265,367,873	12.74
HIL Shareholders other than HLD and its wholly-owned subsidiaries, Dr. Lee Shau Kee, Fu Sang and the HIL Independent Shareholders	—	—	6,435,378	0.31
Total	1,814,580,000	100.00	2,083,075,181	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 18,844,640 upon completion of the Proposal because of the transfer by Henderson Development of HLD Shares to the Connected Scheme Shareholders pursuant to the Share Transfer Arrangement.

RATIONALE FOR THE PROPOSAL

The HLD Board is of the view that the elimination of the listing of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong and China Gas, Hong Kong Ferry and Miramar will also increase at the same time. Currently these indirect interest of HLD is held through a 73.48% shareholding of HIL which has direct interest in Hong Kong and China Gas, Hong Kong Ferry and Miramar of 37.57%, 31.33% and 44.21%, respectively. Therefore, HLD's indirect interest in Hong Kong and China Gas, Hong Kong Ferry and Miramar, is equivalent to 27.61%, 23.02% and 32.49% based on HLD's 73.48% interest in HIL. However, after completion of the Proposal, HLD's interest in HIL will be increased to 100%, and hence HLD's indirect interest will correspond to HIL's direct interest in Hong Kong and China Gas, Hong Kong Ferry and Miramar of 37.57%, 31.33% and 44.21% respectively. It is also expected that HLD's enlarged equity capital base resultant from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and a member of the Hang Seng Index and will, in time, make HLD Shares more attractive to institutional investors. The HLD Board notes that issuance of the new HLD Shares as the Cancellation Consideration (other than the

Cancellation Consideration of the Connected Scheme Shareholders which will be satisfied under the Share Transfer Arrangement) will result in approximately 12.89% dilution of the equity interest of the existing shareholders of HLD and is of the view that such dilution, in the context of the Proposal, is acceptable.

The HIL Board believes that the Proposal offers HIL Independent Shareholders an opportunity to exchange their investment in HIL for an investment in HLD, at a more favourable exchange ratio than that indicated by the respective market prices of the HLD Shares and the HIL Shares over the 120 trading days up to 4 November 2005. The HIL Board also notes that the Proposal offers HIL Independent Shareholders participation in other businesses of HLD, including but not limited to the property development business, while retaining a significant indirect exposure to all the existing underlying businesses of HIL including Hong Kong and China Gas, Hong Kong Ferry and Miramar. The HIL Board further notes that HLD is a significant member of Hang Seng Index in Hong Kong, ranked 17th by market capitalisation on the basis of closing prices of all Hang Seng Index companies on Friday, 4 November 2005, and that HLD Shares have historically generally enjoyed better trading liquidity than HIL Shares.

In arriving at the Cancellation Consideration, the HLD Board has had regard to the following considerations:

That the Cancellation Consideration represents a value of HK$13.23 per Scheme Share on the basis of the closing price of HK$34.40 per HLD Share on the Stock Exchange on Friday, 4 November 2005, representing a premium of approximately 24.23% over the closing price of HK$10.65 per HIL Share on the same day;

The respective closing prices of an HLD Share and an HIL Share of HK$34.40 and HK$10.65 on the Stock Exchange on Friday, 4 November 2005 represented a market value ratio of 1 HLD Share to 3.23 HIL Shares;

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share, and the respective last reported earnings of HK$5.98 per HLD Share and HK$1.24 per HIL Share, the HLD Shares are trading at a lower price-earnings multiple of 5.75 times compared to a trading multiple of 8.59 times for the HIL Shares;

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share, and the dividends per HLD Share of HK$1.00 and the dividends per HIL Share of HK$0.28 for the financial year ended 30 June 2005, the HLD Shares are trading at a higher dividend yield of 2.9% compared to the dividend yield of 2.6% for HIL Shares;

That HLD is a major listed company in Hong Kong, with a market capitalisation of approximately HK$62,422 million and ranked 17th in terms of market capitalisation among the 33 members of the Hang Seng Index on the basis of their respective closing price on the Stock Exchange on Friday, 4 November 2005, while the market capitalisation of HIL amounted to approximately HK$30,005 million;

Over the past year, the average daily turnovers of the HLD Shares and the HIL Shares on the Stock Exchange amounted to approximately HK$121 million and approximately HK$19 million, respectively;

The value of HK$13.23 per Scheme Share represents a significant premium of approximately 74.08% over the cash offer of HK$7.60 per HIL Share under a general offer extended by HLD to the minority shareholders of HIL in 2002.

INFORMATION ON HIL

HIL is a company incorporated in Hong Kong with limited liability, whose shares have been listed on the Stock Exchange and its predecessors since 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

An overview of the shareholding structure of the HIL Group is set out below.



Dr. Lee Shau Kee
Fu Sang
Henderson Development
0.01% (2)
61.87% (2)
HLD
1.23% (1)
0.20% (2)
73.48% (2)
HIL
0.18%
37.57%
31.33%
44.21%
66.67%
Hong Kong and China Gas
Hong Kong Ferry
Miramar
Henderson Cyber Limited
18.05%

Notes:

(1) Dr. Lee Shau Kee is the beneficial owner.

(2) Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning are taken to be interested in the shareholding interests of Fu Sang and Henderson Development in HLD and in the shareholding interests of Fu Sang and HLD in HIL by virtue of the SFO.

(3) Hong Kong and China Gas, Hong Kong Ferry and Miramar are all listed on the Main Board of the Stock Exchange whilst Henderson Cyber Limited is listed on the Growth Enterprise Market of the Stock Exchange.

A summary of the audited consolidated results of HIL for the two financial years ended 30 June 2004 and 30 June 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
		(restated)
Turnover	1,294,420	1,255,773
Operating profits	1,471,572	889,196
Profits before taxation	4,261,565	2,654,099
Profits after taxation (but before minority interests)	3,570,831	2,224,027
Profits after taxation (but before minority interests) per HIL Share	HK$1.27	HK$0.79
Profits attributable to the HIL Shareholders	3,505,160	2,129,869
Profits attributable to the HIL Shareholders per HIL Share	HK$1.24	HK$0.76

As at 30 June 2005, the audited consolidated net assets of HIL were approximately HK$22,853 million or approximately HK$8.11 per HIL Share.

INFORMATION ON HLD

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

WITHDRAWAL OF LISTING OF THE HIL SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange under Rule 6.15 of the Listing Rules immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates of the last day for dealing in the HIL Shares and on which the Scheme and the withdrawal of the listing of the HIL Shares on the Stock Exchange will become effective. A detailed timetable of the Scheme will be included in the scheme document, which will also contain further details of the Scheme.

The listing of the HIL Shares on the Stock Exchange will not be withdrawn if the Scheme is not approved or lapses.

OVERSEAS HIL INDEPENDENT SHAREHOLDERS

The making of the Proposal to and acceptance of the Proposal by HIL Independent Shareholders not resident in Hong Kong may be subject to the laws of other jurisdictions. Such persons should observe and inform themselves appropriately of any applicable legal or regulatory requirements in their respective jurisdictions. It is the responsibility of overseas HIL Independent Shareholders (and others having an interest in HIL Shares) who wish to accept the Proposal to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. HLD reserves the right to make relevant arrangement in respect of the HIL Independent Shareholders not resident in Hong Kong in relation to the Proposal in case the issue of the new HLD Shares under the Proposal to any overseas shareholder is prohibited by any relevant law or so prohibited except after compliance with conditions which are regarded to be unduly burdensome. Details of such arrangements (if any) will be set out in the scheme document.

LISTING RULES IMPLICATIONS ON HLD

The Proposal, if made, constitutes a possible discloseable transaction for HLD, which is subject to the reporting, announcement and circular requirements of the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, HLD is required to send a discloseable transaction circular to the HLD Shareholders within 21 days after publication of this announcement. An application will be made to the Stock Exchange for an extension of time for the despatch of the discloseable transaction circular in order that such circular and the scheme document of HIL could be despatched on the same day.

The Share Transfer Arrangement will constitute a connected transaction of HLD. HLD shall comply with any disclosure and other requirements applicable under the Listing Rules in relation to any such connected transactions.

MEETINGS AND SCHEME SHARES

As at the Announcement Date, HLD held through its indirect wholly-owned subsidiaries 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL. As at the Announcement Date, Dr. Lee Shau Kee is taken to be interested in the HIL Shares beneficially owned by the indirect wholly-owned subsidiaries of HLD by virtue of the SFO. Those HIL Shares will not form part of the Scheme Shares and will neither be represented nor voted at the Court Meeting. However, HLD has indicated that if the Proposal is approved at the Court Meeting, it will procure the voting of the HLD Group's beneficial interests in HIL in favour of the special resolution to be proposed at the extraordinary general meeting of HIL to be convened following the Court Meeting to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the share capital of HIL).

The table below sets out the ownership of the HIL Shares beneficially owned by parties presumed to be acting in concert with HLD under the Takeovers Code as at the Announcement Date:

	Note	**Number of HIL Shares**	**%**
Lee Shau Kee	1	34,779,936	1.23
Fu Sang		5,615,148	0.20
Ho Wing Fun	2	1,100	0.00
Lee King Yue	2	1,001,739	0.04
Lee Tat Man	2	6,666	0.00
Leung Sing	2	150,000	0.01
Lo Tak Shing	2	404,375	0.01
Fung Chun Wah	3	1,751,000	0.06
Lam Ko Yu	3	389,000	0.01
Lee Siu Lun	3	4,897,100	0.18
Tako Assets Limited	4	3,000,000	0.11
Thommen Limited	4	1,406,000	0.05
CSFB	5	3,725,000	0.13
	Total	57,127,064	2.03

Notes:

1. Dr. Lee Shau Kee, a HLD Director, is personally interested in 34,779,936 HIL Shares.

2. Mr. Ho Wing Fun, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Leung Sing and The Hon. Lo Tak Shing are HLD Directors and are presumed to be acting in concert with HLD under the Takeovers Code.

3. Mr. Fung Chun Wah is the son of Madam Fung Lee Woon King, a HLD Director. Mr. Lam Ko Yu is the brother of Mr. Colin Lam Ko Yin, a HLD Director. Mr. Lee Siu Lun is the brother of Dr. Lee Shau Kee, a HLD Director. Mr. Fung Chun Wah, Mr. Lam Ko Yu and Mr. Lee Siu Lun are presumed to be acting in concert with HLD under the Takeovers Code.

4. Tako Assets Limited and Thommen Limited are wholly owned subsidiaries of Hong Kong Ferry which in turn is owned as to 31.33% by HIL and are presumed to be acting in concert with HLD under the Takeovers Code.

5. Subject to Note 1 to Rule 3.5, CSFB (as financial adviser to HLD) and other members of its group are presumed to be acting in concert with HLD under the Takeovers Code.

The HIL Shares held by each of Dr. Lee Shau Kee, Fu Sang, Mr. Ho Wing Fun, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Leung Sing, The Hon. Lo Tak Shing, Mr. Fung Chun Wah, Mr. Lam Ko Yu, Mr. Lee Siu Lun, Tako Assets Limited, Thommen Limited and CSFB will neither be represented nor voted at the Court Meeting but the Shares held by them will form part of the Scheme Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HIL, trading in the HIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 7 November 2005 pending the issue of this announcement. Application has been made by HIL to the Stock Exchange for the resumption of trading in the HIL Shares on the Stock Exchange with effect from 9:30 a.m. on 10 November 2005.

At the request of HLD, trading in the HLD Shares and the HLD Convertible Notes on the Stock Exchange was suspended from 9:30 a.m. on 7 November 2005, pending the issue of this announcement. Application has been made by HLD to the Stock Exchange for the resumption of trading in the HLD Shares and the HLD Convertible Notes on the Stock Exchange with effect from 9:30 a.m. on 10 November 2005.

GENERAL

HLD has appointed CSFB as its financial adviser in connection with the Proposal. An independent board committee of HIL will be established to advise the HIL Independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to advise the independent board committee of HIL in connection with the Proposal and the Scheme and such appointment will be approved by the independent board committee of HIL before the appointment is made. An announcement will be made by HIL after the appointment of the independent financial adviser to advise its independent board committee.

As at the Announcement Date, a number of HLD Directors (and a number of associates of certain HLD Directors) are interested in HIL Shares. Such HLD Directors may be regarded as faced with a conflict of interest. In such circumstances, the HLD Board may be required to obtain independent advice as to whether or not the offer is in the interests of the HLD Shareholders pursuant to Rule 2.4 of the Takeovers Code. An application has been made to the Executive to seek a ruling that the directors of HLD do not face a conflict of interest such that Rule 2.4 is applicable to the Proposal.

DESPATCH OF SCHEME DOCUMENT

A scheme document of HIL containing, among other things, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Ordinance, recommendations from the independent board committee of HIL with respect to the Proposal and the Scheme and the advice of an independent financial adviser to the independent board committee of HIL, a notice of the Court Meeting and a notice of an extraordinary general meeting of HIL, together with proxy forms in relation thereto, will be despatched to the HIL Shareholders as soon as practicable in compliance with the requirements of the Takeovers Code and the directions of the High Court.

Save for the Proposal and the Scheme itself, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code in relation to the HLD Shares or the HIL Shares which might be material to the Proposal.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Announcement Date"	9 November 2005, being the date of this announcement
"associate(s)"	has the meaning ascribed to it under the Takeovers Code
"Authorisations"	all the necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Consideration"	the cancellation consideration under the Proposal, being 2.6 Scheme Shares for every 1 HLD Share
"Companies Ordinance"	the Companies Ordinance (Chapter 32, Laws of Hong Kong)
"connected person"	has the meaning ascribed to it under the Listing Rules
"Connected Scheme Shareholder(s)"	Scheme Shareholder(s) who are connected persons of HLD
"Court Meeting"	a meeting of the Scheme Shareholders to be convened at the direction of the High Court at which the Scheme will be voted upon
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited, the financial adviser to HLD, CSFB is deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
"Executive"	Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owns all the issued ordinary shares of Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Dr. Lee Shau Kee. Discretionary beneficiaries of two discretionary trusts holdings units in the Unit Trust include Mr. Lee Ka Kit, Mr. Lee Ka Shing and the spouse of Mr. Li Ning. Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning are taken to be interested in HIL Shares and HLD Shares owned by Fu Sang by virtue of the SFO

"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability. Hopkins as trustee of the Unit Trust owns all the issued ordinary shares of Henderson Development. Rimmer and Riddick, as trustee of the respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Dr. Lee Shau Kee. Discretionary beneficiaries of two discretionary trusts holdings units in the Unit Trust include Mr. Lee Ka Kit, Mr. Lee Ka Shing and the spouse of Mr. Li Ning. Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning are taken to be interested in HLD Shares owned by Henderson Development by virtue of the SFO
"High Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"HIL"	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability and the shares of which are currently listed on the Main Board of the Stock Exchange
"HIL Board"	the board of the HIL Directors
"HIL Director(s)"	Director(s) of HIL
"HIL Group"	HIL and its subsidiaries
"HIL Independent Shareholders"	HIL Shareholders other than the HLD Group and parties acting in concert with it (the parties presumed under the Takeovers Code to be so acting in concert include Dr. Lee Shau Kee, Fu Sang, Messrs. Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, The Hon. Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets Limited, Thommen Limited and CSFB)
"HIL Shareholder(s)"	holder(s) of HIL Shares
"HIL Share(s)"	ordinary share(s) of HK$0.20 each in the capital of HIL
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"HLD"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are currently listed on the Main Board of the Stock Exchange, as to approximately 61.56% of the issued share capital of which is owned by Henderson Development
"HLD Board"	the board of the HLD Directors

"HLD Director(s)"	Director(s) of HLD
"HLD Group"	HLD and its subsidiaries
"HLD Convertible Note(s)"	1.00% guaranteed convertible notes due 2006 issued by Henson International Finance Limited on 9 February 2004 and guaranteed by HLD, as described in the announcement of HLD dated 15 January 2004
"HLD Shareholder(s)"	holder(s) of HLD Shares
"HLD Share(s)"	ordinary share(s) of HK$2.00 each in the capital of HLD
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong and China Gas"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are currently listed on the Main Board of the Stock Exchange and owned as to 37.57% by HIL
"Hong Kong Ferry"	Hong Kong Ferry (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are currently listed on the Main Board of the Stock Exchange and owned as to 31.33% by HIL
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Miramar"	Miramar Hotel and Investment Company, Limited, a company incorporated in Hong Kong with limited liability and the shares of which are currently listed on the Main Board of the Stock Exchange and owned as to 44.21% by HIL
"PRC"	the People's Republic of China
"Proposal"	the proposal for the privatisation of HIL by HLD by way of the Scheme
"Record Date"	the record date for determining entitlements under the Scheme
"Scheme"	a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation of all the Scheme Shares
"Scheme Shareholder(s)"	holder(s) of the Scheme Shares
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Date which are not beneficially owned by HLD and the wholly-owned subsidiaries of HLD

"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Transfer Arrangement"	the arrangement whereby HLD will procure Henderson Development to transfer HLD Shares to the Connected Scheme Shareholders in satisfaction of the Cancellation Consideration to which they are entitled under the Scheme as described in the section headed "Terms of the Proposal"
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers
"trading day"	a day on which the Stock Exchange is open for the business of dealings in securities

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 9 November 2005

As at the Announcement Date, the HLD Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (ii) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HIL Group) misleading.

As at the Announcement Date, the HIL Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (ii) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) misleading.

Reminder — Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.